As filed with the Securities and Exchange Commission on September 8, 2009.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

BARRICK GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Brookfield Place, TD Canada Trust Tower, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario Canada M5J 2S1

(800) 720-7415

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue, New York, NY 10011 (212) 894-8700 (Name, address and telephone number of agent for service in the United States)

Copies to:

Christopher J. Cummings Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario, Canada M5L 1E8 (416) 360-8484	Kevin Thomson Davies Ward Phillips & Vineberg LLP P.O. Box 63, 44th Floor 1 First Canadian Place Toronto, Ontario, Canada M5X 1B1 (416) 863-0900	Christopher W. Morgan Riccardo A. Leofanti Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Douglas R. Marshall Osler, Hoskin & Harcourt LLP P.O. Box 50, Suite 6100 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 (416) 362-2111

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☒	At some future date (check the appropriate box below):
1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
Common Shares			US$3,450,000,000	US$192,510
(1)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2009

BARRICK GOLD CORPORATION

US$

Common Shares

This offering (“Offering”) of common shares (“Common Shares”) of Barrick Gold Corporation (“Barrick”) consists of              Common Shares at a price of US$             per Common Share.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the trading symbol “ABX”. On September 4, 2009, the last reported sale price for a Common Share was Cdn.$43.50 on the TSX and US$40.04 on the NYSE.

You should carefully review and evaluate certain risk factors before purchasing the Common Shares. See “Risk Factors”, beginning on page 1 of this prospectus.

All dollar amounts in this prospectus are in United States dollars, unless otherwise indicated. See “Exchange Rate Information”.

	Per Share	Total
Public Offering Price	US$	US$
Underwriters’ Fee	US$	US$
Proceeds, before expenses, to Barrick	US$	US$

We have granted to RBC Dominion Securities Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Scotia Capital Inc. (collectively, the “Underwriters”) a 30-day option from the closing date of this Offering (the “Closing Date”) to purchase up to an additional              Common Shares to cover over-allotments, if any (the “Over-Allotment Option”).

Delivery of the Common Shares is expected to occur on or about                     , 2009.

Neither the U.S. Securities and Exchange Commission, the Ontario Securities Commission nor any state or other securities commission has approved or disapproved of the Common Shares or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States.

Owning the Common Shares may subject you to tax consequences both in the United States and Canada. Such tax consequences may not be described fully herein. You should read the tax discussion beginning on page 12 of this prospectus.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that Barrick is a corporation existing under the laws of the Province of Ontario, Canada, some of the officers and directors of Barrick and some of the experts named in this prospectus are residents of Canada, and a majority of Barrick’s assets and the assets of those officers, directors and experts are located outside of the United States.

Joint Book-Running Managers

RBC Capital Markets	Morgan Stanley	J.P. Morgan	Scotia Capital
Global Coordinator and Stabilization Agent

The date of this prospectus is                     , 2009

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

You should rely only on the information contained in this short form prospectus or incorporated by reference in this short form prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell the Common Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this short form prospectus or in any document incorporated or deemed to be incorporated by reference in this short form prospectus is accurate only as of the respective date of the document in which such information appears.

Barrick presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, financial information in this short form prospectus has been prepared in accordance with U.S. GAAP and thus may not be comparable to financial data prepared by other Canadian companies.

In this short form prospectus, references to “Barrick”, “we”, “us” and “our” refer to Barrick Gold Corporation and/or, as applicable, one or more of its subsidiaries.

Unless otherwise indicated, all references to “$”, “US$” or “dollars” in this short form prospectus refer to United States dollars. References to “Cdn.$” in this short form prospectus refer to Canadian dollars. See “Exchange Rate Information”.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained or incorporated by reference in this short form prospectus, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express our expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual financial results, performance or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; the ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which we carry on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. All of the forward-looking statements made in this short form prospectus are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” in the Annual Information Form (as defined below) and to the Annual Management’s Discussion and Analysis and the Interim Management’s Discussion and Analysis (each as defined below), each of which is incorporated by reference herein, and to the section “Risk Factors” in this short form prospectus, for a discussion of some of the factors underlying forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

NOTICE REGARDING PRESENTATION

OF OUR MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Our mineral reserves have been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as interpreted by the Staff of the U.S. Securities and Exchange Commission (the “SEC”), applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2008, the mineralization at Cerro Casale was classified as mineralized material and approximately 600,000 ounces of mineralization at Pueblo Viejo (Barrick’s 60% interest) classified as reserves under NI 43-101 were classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein and in the documents incorporated herein by reference is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of our mineral resources constitute or will be converted into reserves.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Barrick is a corporation existing under the laws of the Province of Ontario, Canada. A majority of our assets are located outside of the United States. In addition, some of our directors and officers and most of the experts named in this short form prospectus are resident outside the United States, and a majority of their assets are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws. We have been advised by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, that a judgment of a U.S. court predicated solely upon civil liability provisions of United States federal securities laws would probably be enforceable in Ontario if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by an Ontario court for such purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Ontario in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with the filing of the registration statement on Form F-10 relating to this Offering, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning this Offering.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the period end noon exchange rate, the average noon exchange rate and the high and low noon exchange rates of one United States dollar in exchange for Canadian dollars as reported by the Bank of Canada.

	Year ended December 31,						Six months ended
	2008		2007		2006		June 30, 2009
High	Cdn.$	1.2969	Cdn.$	1.1853	Cdn.$	1.1726	Cdn.$	1.3000
Low	Cdn.$	0.9719	Cdn.$	0.9170	Cdn.$	1.0990	Cdn.$	1.0827
Average	Cdn.$	1.0660	Cdn.$	1.0748	Cdn.$	1.1342	Cdn.$	1.2062
Period End	Cdn.$	1.2246	Cdn.$	0.9881	Cdn.$	1.1653	Cdn.$	1.1625

The noon exchange rate on September 4, 2009 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was $1.00 equals Cdn.$1.0889.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Barrick, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC, are specifically incorporated by reference in this short form prospectus:

(a)	annual information form dated as of March 30, 2009 (the “Annual Information Form”) for the year ended December 31, 2008;

(b)

annual audited consolidated financial statements of Barrick for the year ended December 31, 2008, including consolidated balance sheets as at December 31, 2008 and December 31, 2007 and consolidated statements of income, cash flow, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008 and related notes (the “Audited Financial Statements”), together with the auditors’ report thereon;

(c)	management’s discussion and analysis in respect of the Audited Financial Statements (the “Annual Management’s Discussion and Analysis”);

(d)	management information circular filed on March 24, 2009, in connection with the annual meeting of shareholders held on April 29, 2009;

(e)

interim unaudited consolidated financial statements of Barrick for the three and six months ended June 30, 2009, including consolidated balance sheets as at June 30, 2009 and December 31, 2008 and consolidated statements of income, cash flow, equity and comprehensive income for the three and six months ended June 30, 2009 and June 30, 2008 and related notes (the “Interim Financial Statements”);

(f)	management’s discussion and analysis in respect of the Interim Financial Statements (the “Interim Management’s Discussion and Analysis”); and

(g)

material change report of Barrick dated March 19, 2009 regarding its entering into an underwriting agreement with certain underwriters for the issuance by Barrick of $750 million in aggregate principal amount of 6.950% notes due 2019.

Any annual information form, annual financial statements (including the auditors’ report thereon), interim financial statements, management’s discussion and analysis, material change report (excluding any confidential material change reports), business acquisition report or information circular that Barrick files with any securities commission or similar regulatory authority in Canada after the date of this short form prospectus and prior to the termination of this Offering will be incorporated by reference in this short form prospectus and will automatically update and supersede information contained or incorporated by reference in this short form prospectus. In addition, any report filed or furnished by Barrick with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act or submitted to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act, after the date of this short form prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference into this short form prospectus and the registration statement of which the short form prospectus forms a part, if and to the extent expressly provided in such report.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference in this short form prospectus shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

WHERE YOU CAN FIND MORE INFORMATION

Barrick will provide to each person, including any beneficial owner, to whom this short form prospectus is delivered, without charge, upon request to the Secretary of Barrick at Brookfield Place, TD Canada Trust Tower, PO Box 212, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada, M5J 2S1, (416) 861-9911, copies of the documents incorporated by reference in this short form prospectus.

Barrick files certain reports with and furnishes other information to each of the SEC and the provincial and territorial securities regulatory authorities of Canada. Barrick’s SEC file number is 1-9059. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, Barrick is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Barrick’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Barrick’s reports and other information filed with or furnished to the SEC since June 2002 are available, and Barrick’s reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s Electronic Document Gathering and Retrieval System (www.sec.gov), which is commonly known by the acronym “EDGAR”, as well as from commercial document retrieval services. You may also read (and by paying a fee, copy) any document Barrick files with or furnishes to the SEC at the SEC’s public reference room in Washington, D.C. (100 F Street N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You may also inspect Barrick’s SEC filings at the NYSE, 20 Broad Street, New York, New York 10005. Barrick’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) over the Internet at www.sedar.com.

Barrick has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the securities being offered hereunder and of which this short form prospectus forms a part. This short form prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this short form prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

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RISK FACTORS

Before making an investment decision, prospective purchasers should carefully consider the risks and uncertainties described below and under the heading “Risk Factors” in the Annual Information Form, which is incorporated by reference herein, as well as the other information contained in or incorporated by reference in this short form prospectus. These risks and uncertainties are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occur, our business, financial condition and operating results could be materially harmed.

Risks and Other Considerations Related to this Offering

The Common Shares are Subject to Market Price Volatility

The market price of the Common Shares may be adversely affected by a variety of factors relating to our business, including fluctuations in our operating and financial results, the results of any public announcements made by us and our failure to meet analysts’ expectations. In addition, the market price and trading volume of securities of mining companies have experienced substantial volatility in the past, sometimes based on factors unrelated to the financial performance or prospects of the companies involved. These factors include general fluctuations in the stock market, changes in global financial markets, general market conditions, macroeconomic developments in countries where such companies carry on business and globally, and market perceptions of the attractiveness of particular industries. The stock markets in general have recently experienced extreme volatility. This volatility may adversely affect the market price of the Common Shares. The market price of the Common Shares is also likely to be significantly affected by changes in gold, copper and other commodity prices, other precious metal prices and other mineral prices, currency exchange fluctuations and the political and regulatory environment in countries in which we do business and globally.

Potential Dilution

Our articles of amalgamation allow us to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by our Board of Directors, in many cases, without the approval of our shareholders. As part of this Offering (assuming the Over-Allotment Option is exercised in full), we expect to issue up to          Common Shares. In addition, as at June 30, 2009, there were 13,198,515 Common Shares issuable upon the exercise of outstanding stock options of Barrick at prices ranging from Cdn.$15.31 to Cdn.$32.32 and $8.96 to $41.08, and 10,099,239 Common Shares issuable upon the conversion of convertible debentures. Except as described under the heading “Plan of Distribution”, we may issue additional Common Shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. We may also issue Common Shares to finance future acquisitions and other projects. We cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Dividends

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors out of funds legally available for such payments. The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital. Furthermore, holders of Common Shares may be subject to the prior dividend rights of holders of our preferred shares, if any, then outstanding. Our ability to pay dividends will be subject to our future earnings, capital requirements and financial condition, as well as compliance with covenants and financial ratios relating to existing or future indebtedness. Although we have historically declared semi-annual cash dividends on the Common Shares, we are not required to do so and our Board of Directors may reduce, defer or eliminate our Common Share dividend in the future.

BARRICK

Overview

We are a leading international gold company. Barrick entered the gold mining industry in 1983 and is now the largest gold mining company in the world in terms of production, reserves and market capitalization. We have operating mines and projects in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Pakistan, Russia, South Africa and Tanzania. Our principal products and sources of earnings are gold and copper.

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984 under the laws of the Province of Ontario, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, Barrick changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, Barrick changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. In connection with its acquisition of Placer Dome Inc., Barrick amalgamated with Placer Dome Inc. pursuant to articles of amalgamation dated May 9, 2006. On January 1, 2009, Barrick amalgamated with its wholly-owned subsidiary, Arizona Star Resource Corp. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Barrick reported 2008 gold production of 7.7 million ounces and expects 2009 gold production to be 7.2 to 7.6 million ounces. Barrick expects gold production in 2010 to grow to 7.7 to 8.1 million ounces at lower total cash costs than 2009. At full capacity, Cortez Hills, Pueblo Viejo, Pascua-Lama and the new Buzwagi mines are expected to collectively contribute 2.6 million ounces of average annual gold production at lower total cash costs than the current Barrick profile.

Recent Developments

Planned Elimination of Gold Hedges

On September 8, 2009, the Board of Directors of Barrick approved the elimination of its fixed price (non-participating) gold contracts (the “Gold Hedges”) within the next 12 months using approximately $         billion of the net proceeds of this Offering. The Board also approved the use of the remaining net proceeds of this Offering to eliminate a portion of its floating spot-price (fully-participating) gold contracts (the “Floating Contracts” and, together with the Gold Hedges, the “Gold Sales Contracts”).

Barrick has made this strategic decision to gain full leverage to the gold price on all future production due to:

•

an increasingly positive outlook on the gold price. Barrick expects global monetary and fiscal reflation will be necessary for years to come, resulting in an increased risk of higher inflation and a future negative impact on the value of global currencies; and

•	continuing robust gold supply/demand fundamentals.

In addition, Barrick believes that the Gold Hedges and the Floating Contracts were adversely impacting Barrick’s appeal to the broader investment community and hence, its share price performance.

As at September 7, 2009, Barrick’s Gold Sales Contracts totalled 9.5 million ounces with a mark-to-market (“MTM”) position of negative $5.6 billion (calculated at a spot gold price of $993 per ounce).

Barrick’s Gold Hedges consist of 3.0 million ounces of fixed price contracts where Barrick does not participate in gold price movements. These Gold Hedges have a negative MTM of $1.9 billion as of September 7, 2009. Under the terms of the Gold Hedges, Barrick could purchase gold in the open market or deliver physical gold into these contracts in order to terminate them. Within the next 12 months, Barrick expects that, on an opportunistic basis, it will purchase these ounces in the open market and/or deliver gold from its own production in a manner which will seek to minimize the costs of settlement. These ounces will then be delivered against the Gold Hedges in order to terminate them. The cost of eliminating a Gold Hedge is approximately equal to the MTM position of that contract at the time of its elimination. A $10 per ounce increase or decrease in the gold spot price will result in an increase or decrease in the MTM liability of $30 million on the 3.0 million ounces of Gold Hedges. In addition, the MTM position is also impacted by changes in U.S. dollar interest rates and gold lease rates but such impact is not material when compared to the impact of the change in the gold price.

In addition, Barrick has 6.5 million ounces of Floating Contracts which fully participate in gold price movements. Accordingly, the current $3.7 billion negative MTM position of the Floating Contracts does not change with gold prices. Accordingly, the obligation under the Floating Contracts is economically similar to a fixed U.S. dollar obligation. No activity in the gold market is required to settle the Floating Contracts. The remaining balance of the Floating Contracts (after application of the net proceeds of this Offering not applied to eliminate the Gold Hedges) with a MTM position of negative $         billion will be compared to alternative sources of debt financing and is expected to be repaid or refinanced to the extent that more attractive sources of debt capital are available. The Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of approximately 5%. The MTM position of the Floating Contracts is impacted by changes in U.S. dollar interest rates but such impact is not material when compared to the impact of the change in the gold price on the Gold Hedges.

To date, the Gold Sales Contracts have been accounted for as “normal sales” under US GAAP, wherein the impact is recorded in Barrick’s financial statements as revenue on delivery of gold production under the contracts at the contracted price. Gold Sales Contracts were not recorded as assets or liabilities on the balance sheet prior to delivery and the MTM has been disclosed on a quarterly basis in Barrick’s management’s discussion and analysis. In light of Barrick’s decision to eliminate the contracts, the current MTM of about negative $5.6 billion will be recorded on the balance sheet as a liability with a corresponding charge to earnings in the third quarter of 2009. Until elimination, any changes in the MTM from quarter to quarter will be recorded in Barrick’s income statement. The MTM liability will be extinguished as the contracts are eliminated and all settlements will be classified within operating cash flow. Settlements are expected to occur subsequent to the end of the third quarter of 2009.

Sale of 25% of Pascua-Lama Silver to Silver Wheaton Corp.

On September 8, 2009, Barrick announced that it and its wholly-owned subsidiary, Barrick International Bank Corp. (“BIBC”), have entered into an agreement with Silver Wheaton Corp. and its wholly-owned subsidiary (together, “Silver Wheaton”) to sell 25% of the life-of-mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. Barrick will receive a cash deposit of $625 million payable over three years as well as ongoing payments for each ounce of silver delivered under the agreement.

Silver Wheaton will make an immediate cash deposit of $212.5 million and three further deposits of $137.5 million on the first, second and third anniversaries of the closing of the transaction, which is expected to occur on or about September 22, 2009, so long as development of Pascua-Lama is continuing and certain other conditions are met. BIBC will commence delivery of silver based on production from the Lagunas Norte, Pierina and Veladero mines with an effective date of September 1, 2009, and silver deliveries will be based on production from Pascua-Lama upon the later of January 1, 2014 or project completion. Silver Wheaton will also make ongoing production payments in cash of the lesser of $3.90 per ounce and the prevailing market price for each ounce of silver delivered under the agreement subject to a 1% annual inflation adjustment starting three years after achieving project completion at Pascua-Lama). The remaining 75% of silver production from Pascua-Lama is expected to be sold at market prices.

In certain circumstances, including failure to achieve project completion and customary events of default, the agreement may be terminated. In such an event, Barrick may be required to return to Silver Wheaton the upfront cash deposit of $625 million less a credit for silver delivered up to the date of that event, which credit is determined using the difference between the market price and $3.90 per ounce for silver deliveries where the prevailing market price exceeded $3.90 per ounce.

Philippines Litigation

On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. The Marcopper mine was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc., which was acquired by Barrick in 2006, indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The complaint names Placer Dome Inc. and Barrick Gold Inc. as defendants; however, service has only been attempted on Barrick Gold Inc. at this time. Barrick Gold Inc. intends to move to dismiss the complaint on a variety of grounds and to otherwise defend the action vigorously.

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and cash equivalents and the consolidated capitalization of Barrick (1) as at June 30, 2009, the date of Barrick’s most recently filed financial statements, and (2) as at June 30, 2009 after giving effect to the Offering (assuming no exercise of the Over-Allotment Option), as though the Offering had been completed on June 30, 2009, and the intended use of proceeds from this Offering to eliminate a portion of Barrick’s Gold Sales Contracts and the accounting impact arising therefrom. The table should be read in conjunction with the Audited Financial Statements, Interim Financial Statements, the Annual Management’s Discussion & Analysis and the Interim Management’s Discussion & Analysis, each of which is incorporated by reference into this short form prospectus.

	As at June 30, 2009
	Actual	As Adjusted(1)
	(in millions of United States dollars)
Cash and cash equivalents	$2,038		$2,038

Long-term debt (2)	5,059		5,059

Equity
Capital stock (Common Shares authorized: unlimited; outstanding as at June 30, 2009: 873,716,785; as adjusted to give affect to this Offering: )(1)(3)	$13,403
Retained earnings (deficit)(4)	2,950		(2,618)
Accumulated other comprehensive loss	(96)		(96)

Total shareholders’ equity	$16,257	$
Non-controlling interests	326		326

Total equity	$16,583	$

Total capitalization(5)	$21,642	$

Note:

(1)

Assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the “as adjusted” amount for cash and cash equivalents would be $        , for capital stock would be $        , for total shareholders’ equity would be $        , for total equity would be $         and for total capitalization would be $         (in each case, in millions of United States dollars) and the “as adjusted” number of outstanding Common Shares as at June 30, 2009 would be         .

(2)

Long-term debt excludes the current portion of long-term debt, asset retirement obligations, deferred income tax liabilities and other liabilities and includes capital leases. Refer to note 20b to the Annual Financial Statements and note 16b to the Interim Financial Statements for more information regarding Barrick’s long-term debt.

(3)

Excluding: (i) 13,198,515 Common Shares issuable upon the exercise of outstanding stock options of Barrick; (ii) 8,782,539 Common Shares issuable upon the conversion of the Placer Dome 2.75% Senior Convertible Debentures; and (iii) 1,316,700 Common Shares issuable upon conversion of the Cadence Energy 4.75% Convertible Unsecured Subordinated Debentures, in each case as at June 30, 2009. Refer to note 27a to the Annual Financial Statements for more information regarding Barrick’s stock options.

(4)

The intended use of proceeds from this Offering to eliminate a portion of Barrick’s Gold Sales Contracts will result in a post-tax charge to net income of approximately $5.6 billion (calculated at a spot gold price of $993 per ounce) in the third quarter of 2009, through recognition of a $5.6 billion liability entitled “Settlement obligation to close out gold sales contracts” on the balance sheet. The “as adjusted” column assumes that the $         billion in net proceeds of this Offering are applied to reduce this liability, with no change in the amount of cash and cash equivalents. The “as adjusted” retained earnings (deficit) balance reflects this charge. See “Barrick – Recent Developments – Planned Elimination of Gold Hedges”.

(5)	Total capitalization is the aggregate of long-term debt and equity.

USE OF PROCEEDS

The estimated net proceeds from this Offering, after payment of the Underwriters’ fee and estimated expenses of this Offering of $         million, will be approximately $         million ($         million if the Over-Allotment Option is exercised in full). Barrick intends to use approximately $         billion of the net proceeds of this Offering to eliminate the Gold Hedges within the next 12 months and to use the remaining net proceeds to eliminate a portion of the Floating Contracts. Pending any such use, we may invest the net proceeds in term deposits, treasury bills and money markets with original maturities of less than 90 days.

DESCRIPTION OF COMMON SHARES

The authorized capital of Barrick consists of an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. As at September 7, 2009, Barrick had 873,883,280 Common Shares and no preferred shares issued and outstanding. There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Common Shares or exercise the voting rights associated with the Common Shares.

The rights, preferences and privileges of holders of Common Shares are subject to the rights of the holders of shares of any series of first preferred shares or second preferred shares or any other class ranking senior to the Common Shares that Barrick may issue in the future. A summary of the rights of the Common Shares is set forth below.

Dividends

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors in respect of the Common Shares. See “Dividend Policy”. The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would be after the payment of the dividend, unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares of Barrick then outstanding and of the shares then outstanding of any other class ranking senior to the Common Shares, the holders of Common Shares are entitled to share rateably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

Voting

The holders of Common Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights.

DIVIDEND POLICY

Holders of Common Shares are entitled to receive dividends if, as and when declared by our Board of Directors out of funds legally available for such payments. In 2006, we paid a total cash dividend of $0.22 per Common Share – $0.11 in mid-June and $0.11 in mid-December. In 2007, we paid a total cash dividend of $0.30 per Common Share – $0.15 in mid-June and $0.15 in mid-December. In 2008, we paid a total cash dividend of $0.40 per Common Share – $0.20 in mid-June and $0.20 in mid-December. To date in 2009, our Board of Directors has declared a cash dividend of $0.20, which was paid on June 15, 2009. Our Board of Directors reviews our dividend policy semi- annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position. Although we have historically declared semi-annual cash dividends on the Common Shares, we are not required to do so and our Board of Directors may reduce, defer or eliminate our Common Share dividend in the future. See “Risk Factors”.

PLAN OF DISTRIBUTION

Under an underwriting agreement dated as of September         , 2009 (the “Underwriting Agreement”) between Barrick and the Underwriters, for whom RBC Dominion Securities Inc., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Scotia Capital Inc. are acting as Representatives (the “Representatives”), Barrick has agreed to sell, and the Underwriters have severally agreed to purchase from Barrick, on the Closing Date, subject to the terms and conditions contained in the Underwriting Agreement,          Common Shares offered hereby at a price of $          per Common Share payable in cash to Barrick against delivery of those Common Shares. The price of the Common Shares offered under this short form prospectus was established by negotiation between Barrick and the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint or joint and several and may be terminated by them on the basis of their assessment of the state of the financial markets or upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares offered hereby (other than the Common Shares issuable on exercise of the Over-Allotment Option) if any of those Common Shares are purchased under the Underwriting Agreement.

Barrick has granted to the Underwriters the Over-Allotment Option, which is exercisable in whole or in part at any time until the date that is 30 days following the Closing Date and pursuant to which the Underwriters may purchase up to          additional Common Shares on the same terms as set forth above solely to cover over-allotments, if any, made in connection with the Offering. This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of Common Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The expenses of this Offering, not including the Underwriters’ fee, are estimated to be $         and are payable by Barrick. The Underwriters will receive aggregate fees of $         ($         per Common Share or         % of the gross proceeds) for the services performed in connection with this Offering (assuming no exercise of the Over-Allotment Option). In respect of the Over-Allotment Option, Barrick will pay to the Underwriters a fee equal to         % of the gross proceeds realized on the exercise of the Over-Allotment Option, being $         per Common Share.

This Offering is being made concurrently in each of the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the United States and Canada. The Underwriters will offer the Common Shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Common Shares outside the United States and Canada.

Barrick has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities. Consistent with these requirements, and in connection with this distribution, the Underwriters may over-allot Common Shares and may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may create a naked short position if they are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in this Offering.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter is required to pay to the Underwriters a portion of the Underwriters’ fee received by it because the syndicate has repurchased Common Shares sold by or for the account of that Underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE, in the over-the-counter market or otherwise.

The Underwriting Agreement provides that Barrick will not, directly or indirectly, without the prior written consent of the Representatives, on behalf of the Underwriters: (a) issue, offer, sell, pledge, grant any option, right or warrant to purchase or otherwise lend, transfer or dispose of (or agree to do any of such things or announce any intention to do any of such things) any equity securities of Barrick or any securities convertible into, or exchangeable or exercisable for, equity securities of Barrick; or (b) make any short sale, engage in any hedging transactions, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction is to be settled by delivery of Common Shares, other securities, cash or otherwise, for a period commencing on the date of the Underwriting Agreement and ending on the date that is 90 days after the date of the Closing, except that Barrick may (i) issue Common Shares or options, rights or other securities convertible into or exercisable for Common Shares pursuant to any equity incentive plan, stock ownership or purchase plan, dividend reinvestment plan or other equity plan in effect as of the date of the Underwriting Agreement, (ii) issue Common Shares issuable upon the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options outstanding as of the date of the Underwriting Agreement, or (iii) issue Common Shares or other securities convertible into Common Shares in connection with an acquisition of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions, provided that, except in the circumstances of an unsolicited bid, any such securities issued may not be subsequently disposed of until 60 days after the date of the Underwriting Agreement.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Closing will be held on         , 2009 or such other date as may be agreed upon by Barrick and the Underwriters, but, in any event, not later than         , 2009. Certificates representing the Common Shares offered under this short form prospectus will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the closing date of the Offering. A purchaser of Common Shares will receive only a customer confirmation from a registered dealer which is a CDS participant and from or through which the Common Shares are purchased.

It is expected that delivery of the Common Shares offered hereby will be made against payment therefor on or about the Closing Date specified on the cover page of this short form prospectus, which will be more than three business days following the date of this short form prospectus (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares prior to the Closing Date will be required, by virtue of the fact that the Common Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade their Common Shares prior to the Closing Date should consult their own advisors.

The Underwriters propose to offer the Common Shares initially at the offering price specified on the cover of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to Barrick.

Barrick intends to apply to list the Common Shares distributed under this short form prospectus on the TSX and the NYSE. Listing will be subject to Barrick fulfilling all the listing requirements of the TSX and the NYSE.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from, and including, the date on which the Prospectus Directive is implemented in the relevant member state, an offer to the public of any Common Shares which are the subject of this Offering may not be made in that relevant member state prior to the publication of a prospectus in relation to such Common Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of Common Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares shall result in a requirement for the publication by us or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this notice, the expression an “offer to the public” in relation to any Common Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each purchaser of Common Shares described in this short form prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

The sellers of the Common Shares have not authorized and do not authorize the making of any offer of the Common Shares through any financial intermediary on their behalf, other than offers made by the Underwriters and their respective affiliates with a view to the final placement of the Common Shares as contemplated in this short form prospectus. Accordingly, no purchaser of the Common Shares, other than the Underwriters and their respective affiliates, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

This short form prospectus is only being distributed to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “financial promotion order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the financial promotion order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of the Common Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This short form prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in France

Neither this short form prospectus nor any other offering material relating to the Common Shares described in this short form prospectus has been submitted to the clearance procedures of the Autorité des marchés financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des marchés financiers. The Common Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this short form prospectus nor any other offering material relating to the Common Shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the Common Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne).

The Common Shares may be resold, directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

The Common Shares may not and will not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland, and neither this short form prospectus nor any other solicitation for investments in the Common Shares may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This short form prospectus may not be copied, reproduced, distributed or passed on to others without the Underwriters’ prior written consent. This short form prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Federal Code of Obligations or a listing prospectus according to Article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this short form prospectus may not comply with the information required under the relevant listing rules. The Common Shares have not been and will not be approved by any Swiss regulatory authority. The Common Shares have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the Common Shares.

Notice to Prospective Investors in Italy

This Offering has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the Common Shares may not be offered, sold or delivered, and copies of this short form prospectus or any other document relating to the Common Shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the “Finance Law”) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the “Issuers Regulation”), applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the Common Shares or distribution of copies of this short form prospectus or any other document relating to the Common Shares in Italy must:

(i)	be made in accordance with all applicable Italian laws and regulations,

(ii)	be conducted in accordance with any relevant limitations or procedural requirements that the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and

(iii)

be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993 (the “Banking Law Consolidated Act”), to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Law and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with all applicable laws and regulations.

Notice to Prospective Investors in Spain

This Offering has not been registered with the Comisión National del Mercado de Valores in Spain. Accordingly, no Common Shares will be offered or sold in Spain nor may this short form prospectus or any other offering material be distributed or targeted at Spanish resident investors save in compliance and in accordance with the requirements of the Spanish Securities Market Law 24/1998, as amended, and any regulation issued thereunder.

Notice to Prospective Investors in Hong Kong

The Common Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This short form prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this short form prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Common Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The Common Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the Common Shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Australia

This short form prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisors would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the Common Shares.

The Common Shares are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This Offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the Common Shares has been prepared.

This short form prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Common Shares, you represent and warrant to Barrick that you are a wholesale client. If any recipient is not a wholesale client, no applications for the Common Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Common Shares you undertake to Barrick that, for a period of twelve months from the date of issue of the Common Shares, you will not transfer any interest in the Common Shares to any person in Australia other than a wholesale client.

RELATIONSHIP BETWEEN BARRICK AND CERTAIN UNDERWRITERS

In the ordinary course of business, each of the Underwriters and/or its affiliates has provided and may provide in the future investment banking, commercial banking and other financial services to us for which it has received or will receive compensation. Certain affiliates of the Underwriters are also lenders under our $1.5 billion bank credit facility (the “Credit Facility”) and/or counterparties under certain financial and hedging arrangements with us. Accordingly, Barrick may be considered a “connected issuer” with each such Underwriter for the purposes of Canadian securities legislation. Affiliates of each of the Underwriters (collectively, the “Lender Affiliates”) have committed an aggregate of approximately $435 million to the Credit Facility. The Credit Facility is unsecured and has an interest rate of Libor plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. We are currently in compliance with the terms and conditions of the Credit Facility and no breach thereof has been waived by the Lender Affiliates, as lenders under the Credit Facility. As at the date hereof, there are no amounts outstanding under the Credit Facility. Affiliates of each of the Underwriters (collectively, the “Counterparties”) are counterparties under certain financial and hedging arrangements with us. All or a portion of the proceeds of this Offering may be used to eliminate certain of Barrick’s Gold Sales Contracts to which certain Counterparties are counterparties as discussed under “Barrick – Recent Developments – Planned Elimination of Gold Hedges”.

The decision to distribute the Common Shares, including the determination of the terms of the Offering, was made through negotiations between Barrick and the Underwriters. Neither the Lender Affiliates nor the Counterparties had any involvement in such decision or determination. The proceeds of the Offering will not be applied for the benefit of any of the Underwriters or their respective affiliates other than in respect of the Underwriters’ Fee payable to such Underwriter and payments that may be made to certain Counterparties discussed under “Barrick – Recent Developments – Planned Elimination of Gold Hedges”.

Because more than 10% of the net proceeds from this Offering may be used to eliminate certain of Barrick’s Gold Sales Contracts to which certain affiliates of the Underwriters are counterparties, the Offering will be conducted in accordance with Rule 5110(h) of the Financial Industry Regulatory Authority, Inc.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, Common Shares pursuant to this Offering and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) deals at arm’s length with Barrick; (2) is not affiliated with Barrick, the Underwriters or a subsequent purchaser of the Common Shares; and (3) holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not acquire or hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, and counsel’s understanding of the current administrative policies of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canada/U.S. dollar exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This portion of the summary is not applicable to (i) a Resident Holder that is a “specified financial institution”; (ii) a Resident Holder, an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iii) a Resident Holder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution” or (iv) a Resident Holder to whom the “functional currency” reporting rules apply, each as defined in the Tax Act. Such Resident Holders should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by Barrick as an “eligible dividend” in accordance with the provisions of the Tax Act. Although Barrick currently anticipates that all dividends to Resident Holders will be designated as “eligible dividends”, it is possible that Barrick may pay dividends that are not so designated.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing the corporation’s taxable income.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or the deemed disposition. The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this Offering will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any. Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax

A capital gain realized, or a dividend received by an individual or a trust (other than certain specified trusts) may give rise to a liability for alternative minimum tax.

Eligibility for Investment

The Common Shares would, if issued on the date hereof and listed at that time on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX and the NYSE), or if Barrick continues to qualify as a “public corporation” for purposes of the Tax Act, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSA”). Notwithstanding that the Common Shares may be a qualified investment for a trust governed by a TFSA, the holder of a TFSA will be subject to a penalty tax on the Common Shares held in the TFSA if such Common Shares are a “prohibited investment” for the TFSA. The Common Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with Barrick for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in Barrick or a corporation, partnership or trust with which Barrick does not deal at arm’s length for the purposes of the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by Barrick will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share, unless the Common Share is or is deemed to be “taxable Canadian property” to the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which includes the TSX and the NYSE) at the time of disposition or deemed disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Common Shares or any other class of shares of Barrick. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares would be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares constitute taxable Canadian property should consult with their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes certain material United States federal income tax consequences of owning the Common Shares we are offering. It applies to you only if you are a U.S. holder (as defined below) and you hold your Common Shares as capital assets for United States federal income tax purposes (generally, property held for investment purposes). This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns Common Shares as part of a straddle or a hedging or conversion transaction;

•	a U.S. holder whose functional currency is not the United States dollar;

•	a United States expatriate;

•	a person subject to the alternative minimum tax; or

•	a person who owns or has owned, directly, indirectly or constructively, 10% or more of the voting stock of Barrick.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed United States Treasury Regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the Common Shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership (or other entity). A partner in a partnership (or such other entity) holding the Common Shares should consult its own tax advisor with regard to the United States federal income tax treatment of owning the Common Shares.

You are urged to consult your own tax advisors concerning the consequences of owning the Common Shares in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

You are a U.S. holder if you are a beneficial owner of a Common Share and you are:

•	an individual citizen or resident alien of the United States;

•

a United States corporation or other entity treated as a United States corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (i) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) a valid election is in effect under applicable United States Treasury Regulations to treat the trust as a U.S. person.

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any distribution (including any Canadian tax withheld) that we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as dividend income. If you are a non-corporate U.S. holder (including an individual), dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are satisfied. Dividends we pay with respect to the Common Shares should be qualified dividend income provided that we are not a PFIC in the year the dividend is paid or the previous taxable year.

Dividends will be taxable to you when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your basis in the Common Shares and thereafter as capital gain. We do not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Therefore, each U.S. holder should assume that any distribution by us with respect to the Common Shares will constitute dividend income.

Subject to certain limitations, the Canadian tax withheld and paid over to Canada will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to qualified dividend income. For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive category” or “general category” income for purposes of computing the foreign tax credit allowable to you. The rules relating to the determination of the foreign tax credit are complex and you are urged to consult your own tax advisors regarding the application of the foreign tax credit to any Canadian tax withheld with respect to the Common Shares.

Taxation of Sales or Other Dispositions

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Common Shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and the United States dollar amount of your tax basis in your Common Shares. Capital gain of a non-corporate U.S. holder (including an individual) that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the U.S. holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Deductions for capital losses are subject to complex limitations under the Code.

PFIC Rules

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you hold Common Shares:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, certain net gains from the sales of commodities, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a foreign corporation, provided that certain other requirements are satisfied. For the purposes of the PFIC tests described above, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Under the rules described above, we believe that we will not be classified as a PFIC for United States federal income tax purposes for the current taxable year and do not expect to become a PFIC in future taxable years, but this conclusion is a factual determination that is made annually at the close of each taxable year and thus may be subject to change.

If we were to be treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you would be subject to special rules with respect to:

•	any gain you realized on the sale or other disposition of your Common Shares; and

•

any excess distribution that we made to you (generally, any distributions to you during a single taxable year greater than 125% of the average annual distributions received by you in respect of the Common Shares during the three preceding taxable years or, if shorter, your holding period for the Common Shares).

Under these rules:

•	the gain or excess distribution would be allocated ratably over your holding period for the Common Shares;

•

the amount allocated to the taxable year in which you realized the gain or excess distribution and any year in your holding period prior to which we were treated as a PFIC would be taxed as ordinary income; and

•	the amount allocated to each other year would be taxed at the highest tax rate in effect for that year and would be subject to the interest charge generally applicable to the underpayment of tax.

If we were a PFIC, a U.S. holder generally would be taxed as described above unless the U.S. Holder made a mark-to-market election with respect to its Common Shares to mitigate some of the adverse tax consequences of holding stock in a PFIC.

A U.S. holder that holds stock of a PFIC generally may make a mark-to-market election with respect to its stock if the stock constitutes “marketable stock.” Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a United States or non-United States exchange or other market that the United States Treasury Department determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The Common Shares should constitute marketable stock with respect to which a mark-to-market election could be made. In such case, if you made a mark-to-market election you would generally include as ordinary income or loss the difference between the fair market value of your Common Shares at the end of the taxable year and your adjusted tax basis of the Common Shares (but loss could only be included to the extent of the net amount of previously included income as a result of the mark-to-market election). Your tax basis in the Common Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Common Shares would be treated as ordinary income. You are urged to consult your own tax advisors regarding the availability and advisability of making a mark-to-market election with respect to the Common Shares in your particular circumstances if we were treated as a PFIC.

We do not currently intend to provide you with such information as may be required to make a qualified electing fund election.

Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder you will be subject to information reporting requirements with respect to dividends and to proceeds received upon the sale or other disposition of Common Shares. Furthermore, backup withholding (currently at a rate of 28%) may apply to such amounts if you are a non-corporate U.S. holder and you fail to furnish a correct taxpayer identification number to certify that you are not subject to backup withholding or to otherwise comply with the backup withholding requirements. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your United States federal income tax liability, provided that you timely furnish the required information to the Internal Revenue Service. You should consult your own tax advisers as to your qualification for an exemption from backup withholding and the procedure for obtaining such an exemption.

PRIOR SALES

The following table summarizes the issuances by Barrick of Common Shares within the 12 months prior to the date of this short form prospectus.

Date	Security	Price per Security	Number of Securities
September 2008	Common Shares(1)	Cdn.$23.85	1,250
September 2008	Common Shares(1)	$23.80	7,250
September 2008	Common Shares(2)	–	34
October 2008	Common Shares(1)	Cdn.$28.05	250
October 2008	Common Shares(1)	Cdn.$29.20	1,500
October 2008	Common Shares(1)	Cdn.$29.29	1,250
October 2008	Common Shares(1)	$22.99	7,500
October 2008	Common Shares(1)	$24.32	3,300
October 2008	Common Shares(2)	–	23,320
November 2008	Common Shares(1)	Cdn.$29.20	250
December 2008	Common Shares(1)	Cdn.$23.85	2,500
December 2008	Common Shares(1)	Cdn.$29.20	109,500
December 2008	Common Shares(1)	Cdn.$29.60	16,500
December 2008	Common Shares(1)	$23.80	20,996
December 2008	Common Shares(1)	$23.87	6,655
December 2008	Common Shares(1)	$24.93	3,780
December 2008	Common Shares(1)	$26.84	10,239
December 2008	Common Shares(2)	–	39
January 2009	Common Shares(1)	Cdn.$21.18	4,765
January 2009	Common Shares(1)	Cdn.$23.83	30,000
January 2009	Common Shares(1)	Cdn.$23.99	13,000
January 2009	Common Shares(1)	Cdn.$27.29	21,050
January 2009	Common Shares(1)	Cdn.$28.87	79,000
January 2009	Common Shares(1)	Cdn.$29.29	2,500
January 2009	Common Shares(1)	Cdn.$29.60	8,000
January 2009	Common Shares(1)	$15.10	375
January 2009	Common Shares(1)	$23.80	41,756
January 2009	Common Shares(1)	$24.37	11,750
January 2009	Common Shares(1)	$24.77	5,875
January 2009	Common Shares(1)	$25.24	19,200
January 2009	Common Shares(1)	$27.46	5,129
January 2009	Common Shares(1)	$30.41	8,750

Date	Security	Price per Security	Number of Securities
January 2009	Common Shares(2)	–	165
February 2009	Common Shares(1)	Cdn.$23.60	30,000
February 2009	Common Shares(1)	Cdn.$23.85	50,000
February 2009	Common Shares(1)	Cdn.$29.60	500
February 2009	Common Shares(1)	$23.80	4,900
February 2009	Common Shares(1)	$26.84	1,750
February 2009	Common Shares(1)	$23.00	600
February 2009	Common Shares(1)	$27.34	16,550
February 2009	Common Shares(1)	$13.76	1,590
February 2009	Common Shares(1)	$17.76	2,862
February 2009	Common Shares(1)	Cdn.$21.18	4,018
February 2009	Common Shares(1)	Cdn.$18.17	787
February 2009	Common Shares(2)	–	265,973
March 2009	Common Shares(1)	Cdn.$29.60	10,000
March 2009	Common Shares(1)	Cdn.$23.99	37,000
March 2009	Common Shares(1)	Cdn.$23.89	70,000
March 2009	Common Shares(1)	$26.84	1,250
March 2009	Common Shares(1)	$23.80	6,250
April 2009	Common Shares(1)	Cdn.$29.60	30,000
April 2009	Common Shares(1)	$23.80	225
April 2009	Common Shares(3)	–	323
May 2009	Common Shares(1)	Cdn.$27.30	100,000
May 2009	Common Shares(1)	Cdn.$23.85	1,500
May 2009	Common Shares(1)	$23.80	6,750
May 2009	Common Shares(1)	$26.84	2,500
May 2009	Common Shares(1)	$23.00	7,500
May 2009	Common Shares(1)	$24.80	2,978
May 2009	Common Shares(1)	$23.92	26,344
May 2009	Common Shares(1)	$23.76	26,750
May 2009	Common Shares(1)	$15.10	1,850
June 2009	Common Shares(1)	Cdn.$28.57	20,000
June 2009	Common Shares(1)	Cdn.$24.27	37,500
June 2009	Common Shares(1)	Cdn.$29.60	25,000
June 2009	Common Shares(1)	Cdn.$28.57	10,000
June 2009	Common Shares(1)	Cdn.$23.99	20,000
June 2009	Common Shares(1)	Cdn.$27.32	9,500
June 2009	Common Shares(1)	$24.32	20,000
June 2009	Common Shares(1)	$24.57	87,725
June 2009	Common Shares(1)	$23.80	52,625
June 2009	Common Shares(1)	$8.96	595
July 2009	Common Shares(1)	Cdn.$27.59	10,000
July 2009	Common Shares(1)	Cdn.$26.00	50,000
July 2009	Common Shares(1)	$26.68	3,700
July 2009	Common Shares(1)	$24.32	700
July 2009	Common Shares(1)	$23.80	6,500
July 2009	Common Shares(3)	–	1,054
August 2009	Common Shares(1)	$23.80	76,600
August 2009	Common Shares(1)	$24.01	6,200
August 2009	Common Shares(1)	$24.32	1,000
August 2009	Common Shares(1)	$23.00	700
August 2009	Common Shares(3)	–	81
September 2009	Common Shares(1)	Cdn.$29.52	5,000
September 2009	Common Shares(1)	Cdn.$23.85	1,250
September 2009	Common Shares(1)	$8.96	1,710
September 2009	Common Shares(1)	$23.80	2,000

Notes:

(1)	Issued upon exercise of previously issued stock options of Barrick.
(2)

Issued upon conversion of outstanding Barrick Gold Inc. (formerly, Homestake Canada Inc.) exchangeable shares (the “Homestake Shares”) into Common Shares at a rate of 0.53 Common Shares for each Homestake Share, pursuant to an agreement and plan of merger dated June 24, 2001.

(3)

Issued upon conversion of outstanding Placer Dome 2.75% Convertible Senior Debentures due 2023 (the “Debentures”) into Common Shares at a rate of 40.5454 Common Shares per $1,000.00 principal amount of Debentures.

The following table summarizes the issuances by Barrick of stock options exercisable for Common Shares within the 12 months prior to the date of this short form prospectus.

Date	Security	Price per Security		Number of Securities
July 2008	Stock Options	$42.58	(1)	1,337,500
December 2008	Stock Options	$27.25	(1)	1,500,451
February 2009	Stock Options	$38.57	(1)	525,000
June 2009	Stock Options	$34.87	(1)	101,500

Note:

(1)	Exercise price of options granted under Barrick’s 2004 stock option plan at time of grant.

MARKET FOR SECURITIES

Barrick’s outstanding Common Shares are listed for trading on the TSX and on the NYSE under the symbol “ABX”.

The total monthly volume of trading and the monthly intra-day price ranges of the Common Shares on the TSX and the NYSE, respectively, for the period from September 1, 2008 to September 4, 2009 are set forth in the following tables:

Toronto Stock Exchange	High (Cdn.$)	Low (Cdn.$)	Volume
September 2008	41.21	28.01	140,154,551
October 2008	41.75	22.00	150,123,798
November 2008	37.75	23.79	103,500,141
December 2008	45.54	28.18	95,936,550
January 2009	49.87	36.85	104,613,278
February 2009	49.66	37.31	107,667,162
March 2009	42.09	32.69	132,551,596
April 2009	42.87	33.01	100,729,297
May 2009	43.24	34.25	95,641,385
June 2009	41.89	36.61	89,845,905
July 2009	39.99	35.50	72,272,118
August 2009	39.33	35.70	65,828,907
September 1 - 4, 2009	43.97	37.98	25,941,737

New York Stock Exchange	High ($)	Low ($)	Volume
September 2008	39.59	26.02	436,899,617
October 2008	39.23	17.27	472,356,773
November 2008	29.70	19.11	276,241,445
December 2008	37.84	22.66	301,982,786
January 2009	40.90	30.79	338,865,543
February 2009	39.63	29.38	304,534,576
March 2009	34.24	25.54	344,066,938
April 2009	34.04	27.09	230,387,014
May 2009	38.96	28.77	203,157,186
June 2009	38.63	31.62	201,195,376
July 2009	36.03	30.67	145,361,880
August 2009	36.71	32.17	138,650,283
September 1 - 4, 2009	40.51	34.41	64,848,688

LEGAL MATTERS

Certain legal matters relating to this Offering will be passed upon on behalf of Barrick by Davies Ward Phillips & Vineberg LLP in relation to Canadian law and by Shearman & Sterling LLP in relation to United States law and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP in relation to Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP in relation to United States law. As of the date hereof, the respective partners and associates of each of Davies Ward Phillips & Vineberg LLP and Osler, Hoskin & Harcourt LLP as a group, own beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

INTERESTS OF QUALIFIED PERSONS

Each of Ivan Mullany, Rick Allan and Rick Sims is a “qualified person” for the purposes of NI 43-101 who has supervised the preparation of, or reviewed, information upon which certain scientific and technical information relating to mineral reserves or mineral resources that is incorporated by reference in this short form prospectus is based. Robert Krcmarov is a “qualified person” for the purposes of NI 43-101 who has supervised the preparation of information upon which certain scientific and technical information relating to the geology of particular properties and exploration programs incorporated by reference in this short form prospectus is based. Each of Ivan Mullany, Rick Allan, Rick Sims and Robert Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. None of such persons received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each of such persons owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent auditors of Barrick are PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Toronto-Dominion Centre, 77 King Street West, Suite 3000, Toronto, Ontario, M5K 1G8. The Audited Financial Statements incorporated in this short form prospectus by reference have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Corporation in Canada at its principal office in Toronto and BNY Mellon Shareowner Services in the United States at its principal office in New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this short form prospectus is a part:

•	the documents listed as being incorporated by reference in this short form prospectus under the heading “Documents Incorporated by Reference”;

•	the Underwriting Agreement;

•	consent of PricewaterhouseCoopers LLP;

•	consent of Davies Ward Phillips & Vineberg LLP; and

•	powers of attorney (included on the signature pages of the registration statement).

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

Under the Business Corporations Act (Ontario) (the “OBCA”), Barrick Gold Corporation (“Barrick” or the “Registrant”) may indemnify a director or officer of Barrick, a former director or officer of Barrick or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or the other entity on condition that (i) the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. Further, Barrick may, with court approval, indemnify an individual described above in respect of an action by or on behalf of Barrick or another entity to obtain a judgment in its favor, to which the individual is made a party by reason of the individual’s association with Barrick or such other entity described above, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils condition (i) above. An individual referred to above is entitled to indemnification from Barrick as a matter of right if he or she was not judged by a court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfils conditions (i) and (ii) above. Barrick has entered into a Memorandum of Agreement with each Barrick director and officer under which Barrick has agreed to indemnify and hold harmless the individual in substantially the same circumstances as outlined in this paragraph.

In accordance with the provisions of the OBCA described above, the by-laws of Barrick provide that, subject to the relevant provisions of the OBCA, Barrick shall indemnify a director or officer of Barrick, a former director or officer of Barrick, or another individual who acts or acted at Barrick’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with Barrick or such other entity if the individual acted honestly and in good faith with a view to the best interests of Barrick or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at Barrick’s request.

Barrick also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Exhibits

The exhibits to this Registration Statement on Form F-10 are listed in the Exhibit Index, which appears elsewhere herein.

II-1

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process

At the time of filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registration statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on September 8, 2009.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Senior Vice President, Assistant
General Counsel and Secretary

POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Sybil E. Veenman, James W. Mavor and Jamie C. Sokalsky as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by or on behalf of the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Aaron W. Regent Aaron W. Regent	President, Chief Executive Officer and Director (Principal Executive Officer)	September 8, 2009

/s/ Jamie C. Sokalsky Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 8, 2009

/s/ Richard Ball Richard Ball	Senior Vice President and Controller (Principal Accounting Officer)	September 8, 2009

/s/ Peter Munk Peter Munk	Chairman and Director	September 8, 2009

/s/ C. William D. Birchall C. William D. Birchall	Vice Chairman and Director	September 8, 2009

/s/ Howard L. Beck Howard L. Beck	Director	September 8, 2009

/s/ Donald J. Carty Donald J. Carty	Director	September 8, 2009

/s/ Gustavo A. Cisneros Gustavo A. Cisneros	Director	September 8, 2009

/s/ Marshall A. Cohen Marshall A. Cohen	Director	September 8, 2009

/s/ Peter A. Crossgrove Peter A. Crossgrove	Director	September 8, 2009

/s/ Robert M. Franklin Robert M. Franklin	Director	September 8, 2009

/s/ Peter C. Godsoe Peter C. Godsoe	Director	September 8, 2009

/s/ J. Brett Harvey J. Brett Harvey	Director	September 8, 2009

/s/ Brian Mulroney The Right Honourable Brian Mulroney	Director	September 8, 2009

/s/ Anthony Munk Anthony Munk	Director	September 8, 2009

/s/ Steven J. Shapiro Steven J. Shapiro	Director	September 8, 2009

Gregory C. Wilkins	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of Barrick Gold Corporation in the United States, in the City of Toronto, Province of Ontario, Canada, on September 8, 2009.

BARRICK GOLDSTRIKE MINES INC.

By:	/s/ Sybil E. Veenman
Name: Sybil E. Veenman
Title: Secretary

EXHIBIT INDEX

Exhibit	Description

3.1**	Underwriting Agreement between Barrick and the underwriters named therein.

4.1	The annual information form of Barrick dated March 30, 2009 for the year ended December 31, 2008 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 40-F, (Commission File No. 1-9059) filed with the Commission on March 30, 2009 (the “Form 40-F”)).

4.2	The annual audited consolidated financial statements of Barrick for the year ended December 31, 2008, including consolidated balance sheets as at December 31, 2008 and December 31, 2007 and the consolidated statements of income, cash flows, shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008 and related notes, together with the auditors’ report thereon (incorporated by reference to Exhibit 99.3 to the Form 40-F).

4.3	The management’s discussion and analysis of Barrick for the year ended December 31, 2008 (incorporated by reference to Exhibit 99.4 to the Form 40-F).

4.4	The management information circular of Barrick dated March 17, 2009, in connection with the annual meeting of Barrick’s shareholders held on April 29, 2009 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 1-9059), furnished to the Commission on March 25, 2009).

4.5	The interim unaudited consolidated financial statements of Barrick for the three and six months ended June 30, 2009, including consolidated balance sheets as at June 30, 2009 and December 31, 2008 and consolidated statements of income, cash flow, equity and comprehensive income for the three and six months ended June 30, 2009 and June 30, 2008 and related notes (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 1-9059), furnished to the Commission on July 31, 2009).

4.6	The management’s discussion and analysis of Barrick for the three and six months ended June 30, 2009 (incorporated by reference to Exhibit 99.1 to Barrick’s Form 6-K (Commission File No. 1-9059), furnished to the Commission on July 31, 2009).

4.7*	The material change report of Barrick dated March 19, 2009 regarding its entering into an underwriting agreement with certain underwriters for the issuance by Barrick of US$750 million in aggregate principal amount of 6.950% notes due 2019.

5.1*	Consent of PricewaterhouseCoopers LLP.

5.2*	Consent of Davies Ward Phillips & Vineberg LLP.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-10).

*	Filed herewith
**	To be filed by amendment